SERVICE AGREEMENT

Between :

FINSIRTON S.p.A., whose registered office is in Villa Guardia (Como), Piazza XX Settembre 2, Tax Code and VAT nr. 02827580131, (hereinafter referred to as "FINSIRTON") represented by dr. Laura Iris Ferro, Sole Director
- on one side-

AND

GENTIUM S.P.A., whose registered office is in Villa Guardia (Como), Piazza XX Settembre 2, Tax Code and VAT nr. 00815920137 (hereinafter referred to as "GENTIUM”), represented by dr. Salvatore Calabrese, Director of Administration
- on the other side -

WHEREAS

A)	GENTIUM wishes to use FINSIRTON’s organisation and expertise in performing the activities illustrated herein, and FINSIRTON is willing to perform said activities for GENTIUM .

B)	FINSIRTON and GENTIUM intend to formalise the provision by FINISIRTON of the various services described herein to GENTIUM.

C)	Hereinafter GENTIUM will be referred to as the “Principal” and FINSIRTON as the “Agent”

NOW, THEREFORE, THE PARTIES AGREE THE FOLLOWING:

1)	FINSIRTON undertakes to perform the activities listed and illustrated below for GENTIUM:

•
Personnel administration - The Principal assigns the Agent with the administration of its personnel, providing all of the information required so that the Agent may comply with the provisions of legislation in force, particularly as regards tax and social security aspects.

2)	The fee to be paid to FINSIRTON for the activity provided under this contract will be calculated as follows:

✓ Personnel services: based on the number of staff at the cost of € 950.0 per year + VAT for each member of staff. A monthly invoice of € 4,300 + VAT with an adjustment at year end;

✓
General administrative costs: refer to secretarial activities performed on behalf of Gentium entailing updating the company’s books, registering administrative documents and managing the vehicle fleet, calculated on a lump-sum basis of € 48,000/per year + VAT established on the basis of the costs incurred and charged in accordance with the percentage incidence of GENTIUM’s turnover within the Finsirton Group. Monthly invoice of € 4,000 + VAT.

✓	Invoices will be paid by direct bank transfer, 60 days from the end of the month in which the invoice is dated.

3)
The Contract will be effective as of January 2, 2006 and will expire December 31, 2006, and will be considered tacitly renewed from year to year unless one of the parties gives notice to the other, the latter must be notified one month in advance.

The Parties acknowledge with immediate effect the possibility to negotiate variations of the fee established in art. 2 on the basis of the actual amount of services rendered.

4)	All correspondence regarding this Contract must be made in writing and sent by hand, by fax, telegram or registered mail with return receipt to the registered office of each Party.

5)
Any dispute regarding this Contract will be settled by a Board of Arbitration; each of the Parties will nominate its own arbitrator, who in turn will choose the third member of the Board of Arbitration, who will act as Chairman of said Board.

6)
This Contract cancels and replaces all previous service agreements between the Parties and may not be amended or changed in any way with the exception of that expressly provided for herein or with the written agreement of the Parties signed by their authorised representatives.

Read, confirmed and signed

Villa Guardia, 2 January 2006

/s/ Laura Iris Ferro	/s/ Salvatore Calabrese
FINSIRTON S.p.A.	GENTIUM S.p.A.
Sole Director (dr. Laura Iris Ferro)	Director of Administration (dr. Salvatore Calabrese)